SHEA & COMPANY, LLC

Statement of Financial Condition

		December 31, 2015
Assets		
Current assets:		
Cash	$	919,260
Accounts receivable		1,589,315
Other current assets		106,842
Total current assets		2,615,417
Restricted Cash		16,106
Other assets		97,777
Total assets	**$**	**2,729,300**
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	75,539
Member's equity		2,653,761
Total liabilities and member's equity	**$**	**2,729,300**

See accompanying notes to the financial statements.